UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 3)*

                                 CELERITEK, INC.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2003
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index on Page 5
                                  Total Pages 6



CUSIP No. 150926103                                         SCHEDULE 13D                                                 Page 2 of 6

=========== ========================================================================================================================
    1       Name of Reporting Person
            SACC PARTNERS, LP; RILEY INVESTMENT MANAGEMENT LLC; B. RILEY AND CO.; BRYANT R. RILEY

            IRS Identification No. of Above Person
----------- ------------------------------------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a member of a Group                                                                (a)  |_|

                                                                                                                            (b)  |X|
----------- ------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
    4       Source of Funds                                                                                                       OO

----------- ------------------------------------------------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                                                                              |_|

----------- ------------------------------------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                                                                       UNITED STATES

=========== ========================================================================================================================

                                      7       Sole Voting Power                                                              723,092

          NUMBER OF             ------------ ---------------------------------------------------------------------------------------
           SHARES                     8       Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH           ------------ ---------------------------------------------------------------------------------------
          REPORTING                   9       Sole Dispositive Power                                                         723,092
         PERSON WITH
                                ------------ ---------------------------------------------------------------------------------------
                                     10       Shared Dispositive Power

============= ======================================================================================================================
     11       Aggregate Amount Beneficially Owned by Each Reporting Person                                                   723,092

------------- ----------------------------------------------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares                                                |X|

------------- ----------------------------------------------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11                                                                 5.86%

------------- ----------------------------------------------------------------------------------------------------------------------
     14       Type of Reporting Person                                                                            PN, IA, BD, OO, IN

============= ======================================================================================================================

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

On April 10, 2003, the filing person discovered that the following exhibit was inadvertently not filed as an exhibit to the filing person's original Schedule 13D. This item as previously filed is amended to include the following additional exhibit:



Exhibit I.   Letter from B. Riley & Co. to Celeritek, Inc. dated
             November 20, 2002.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         SACC PARTNERS LP

                                         By: Riley Investment Management LLC,
                                         its General Partner

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President


                                         RILEY INVESTMENT MANAGEMENT LLC

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President





                                         B. RILEY AND CO. INC.

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President




                                         B. RILEY AND CO. HOLDINGS, LLC

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President



                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley

  DATED:  April 10, 2003

                                  EXHIBIT INDEX

Exhibit I.   Letter from B. Riley & Co. to Celeritek, Inc. dated
             November 20, 2002.

Exhibit I.



November 20, 2002


Mr. Tamer Husseini
Chairman, President, Chief Executive Officer
Celeritek, Inc.
3236 Scott Boulevard
Santa Clara, CA 95054

Dear Mr. Husseini:

B. Riley & Company, Inc. and its clients and principals are substantial shareholders in your company, Celeritek Inc. As you know, we currently have a "buy" recommendation on the company's shares. We have monitored the company's affairs with great interest and are dismayed at what appears to be an abrupt rejection to Anaren Microwave Inc.'s proposal to acquire/merge with Celeritek Inc. I am writing to inform you that I have had preliminary conversations with a limited number of significant shareholders to discuss various options including the possibility of calling a special meeting of shareholders. The purpose of such a meeting would be to persuade the Board of Directors to take a more receptive approach to Anaren Microwave Inc.'s proposal.

I would like to discuss the aforementioned items with you and request that the Board of Directors re-open dialogue with Anaren Microwave Inc. and/or other potential suitors.

It is imperative that we speak at your earliest convenience. In the event that I do not hear from you or your representatives by close of business (5:00pm PST) on Friday, November 22, 2002, I will be forced to evaluate my options as a shareholder of Celeritek Inc. These options include filing a 13D (due to the accumulation of appx. 720,000 shares) with the SEC stating my intentions.

I am available to meet with you in person or to speak with you on the telephone. I can be reached at 310-966-1440 (office) or 310-729-6078 (cell). I look forward to hearing from you.

Best regards,


Bryant Riley
Principal
B. Riley & Co.